May 23, 2013 Mr. Lyn Shenk Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-3561

RE:	PACCAR Inc
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File Number: 001-14817

Dear Mr. Shenk:

Below is the Company’s response to the Staff’s comment as set forth in your letter dated May 3, 2013, regarding PACCAR Inc’s Form 10-K for the year ended December 31, 2012. For convenience, your letter’s comment has been reproduced in italics.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note R. Segment and Related Information, page 82

1.	You disclose that certain factory overhead, research and development, engineering and SG&A expenses are allocated from the truck segment to the parts segment to reflect the benefit the parts segment receives from the truck segment. Please explain to us and disclose the allocation method used and basis upon which you compute the amount of these expenses to allocate from the truck segment to the parts segment. Include in the disclosure your assertion that the allocation method is reasonable. Refer to ASC 280-10-50-29 and by analogy to SAB Topic 1.B.

Response:

PACCAR began reporting its truck manufacturing and parts distribution businesses as separate segments in 2012. The Company allocated certain Truck segment indirect expenses to the Parts segment to provide a meaningful measure of segment operating income before income taxes. A description of the allocation basis and method follows.

The Truck segment incurs substantial costs to design, manufacture and sell trucks to its customers. The Parts segment, which distributes parts for PACCAR manufactured trucks through the PACCAR dealer network, benefits from these truck investments by having access to Truck segment proprietary products and information. The sale of new trucks provides the Parts segment with the basis for parts sales that may continue over the life of the truck, but are generally concentrated in the first five years after truck delivery. This time period typically corresponds with the initial truck purchaser’s ownership. An allocation of a portion of Truck segment expenses to the Parts segment is appropriate because the information is used by management in measuring and evaluating segment performance. This approach is in accordance with ASC 280-10-50.

The expenses allocated to the Parts segment from the Truck segment are based on a percentage of the average annual expenses for factory overhead, engineering, research and development (R&D) and selling, general and administrative expenses (SG&A) for the preceding five years as calculated for each of our geographic markets. Truck and parts gross margins are a key element of factory and product investment decisions. The allocation of Truck segment expenses is based on the ratio of the parts direct margin dollars (net sales less direct material and labor costs) to the total truck and parts direct margin dollars for the previous five years.

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION ***

The expense allocations are made to the general ledger each month. The allocation is adjusted each year to reflect the most recent five year history. The Company incorporated the guidance of ASC 280 for purposes of its segment reporting. In particular, the Company followed the “management approach” outlined in the guidance of ASC 280-10-05-3 and specific guidance in ASC 280-10-50-28. The Company believes the basis, methodology and reported segment results are reasonable and consistent with how management evaluates the business.

In future filings, the Company will expand its disclosure consistent with ASC 280-10-50-29 and SAB Topic 1.B. in the segment footnote to the financial statements as follows:

The Truck segment includes the manufacture of trucks and the Parts segment includes the distribution of related aftermarket parts, both of which are sold through the same network of independent dealers. These segments derive a large proportion of their revenues and operating profits from operations in North America and Europe. The Truck segment incurs substantial costs to design, manufacture and sell trucks to its customers. The sale of new trucks provides the Parts segment with the basis for parts sales that may continue over the life of the truck, but are generally concentrated in the first five years after truck delivery. To reflect the benefit the Parts segment receives from costs incurred by the Truck segment, certain expenses are allocated from the Truck segment to the Parts segment. The expenses allocated are based on a percentage of the average annual expenses for factory overhead, engineering, research and development and SG&A for the preceding five years. The allocation is based on the ratio of the average parts direct margin dollars (net sales less material and labor costs) to the total truck and parts direct margin dollars for the previous five years. The Company believes such expenses have been allocated on a reasonable basis.

Truck segment assets related to the indirect expense allocations are not allocated to the Parts segment.

In addition, the Company will include the following:

The accounting policies of the reportable segments are the same as those applied in the consolidated financial statements as described in Note A.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions.

Sincerely,

/s/ Robert J. Christensen
Robert J. Christensen
Executive Vice President and
Chief Financial Officer